

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 16, 2008

Mr. Jan E. Dulman
Chief Financial Officer
Global Gold Corporation
45 East Putnam Avenue
Greenwich, CT 06830

> **Re:** **Global Gold Corporation**
> **Form 10-KSB/A1 for the Year Ended December 31, 2007**
> **Filed August 11, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **Response letter dated September 26, 2008**
> **File No. 002-69494**

Dear Mr. Dulman:

We have reviewed your amended filing and response and have the following comments.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2007

Controls and Procedures

1. We have read your September 26, 2008 response letter, describing your reasons for not providing the disclosures about internal control over financial reporting in the Form 10-KSB that you filed on March 31, 2008. We understand that you relied upon advice from counsel in determining not to include such disclosures, which are required under Item 308T(a) of Regulation S-B.

   Although you subsequently amended your Form 10-KSB to include this disclosure, we have further considered the implications of your earlier omission on your views about the effectiveness of your disclosure control and procedures, also recognizing the circumstances you have described. As discussed in our phone conference on October 15, 2008, we believe the omission of required disclosure is evidence of ineffective disclosure controls and procedures.

   We have further discussed your situation and continue to believe that the definition of disclosure controls and procedures in Rule 13a-15(e) of Regulation

13A is clear with respect to the objectives, stating that such controls and procedures include those that are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms.

Therefore, an additional amendment to your Form 10-KSB would be necessary to clarify that although you previously concluded that your disclosure controls and procedures were effective as of December 31, 2007, given the omission of required disclosure about internal control over financial reporting, your disclosure controls and procedures were not effective as of year-end.

<u>Closing Comments</u>

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

You may contact Joanna Lam, Staff Accountant, at (202) 551- 3476 or me at (202) 551- 3686 if you have questions regarding these comments.

Sincerely,

Karl Hiller
Branch Chief